Exhibit 99.2

It is hereby clarified that this summary is published solely for the sake of caution and in light of the Company’s intention to execute a Buy-Back plan of its (series I) notes.

INSIGHTEC LTD.

	September 30, 2018	December 31, 2017
	Thousands usd

Current assets	135,667	114,412
Fixed assets, net	4,356	3,230
Other long-term assets	283	172
Total Assets	140,306	117,814

Current liabilities	20,128	27,157
Long-term liabilities	1,919	926
Total Liabilities	22,047	28,083

Shareholders’ equity	118,259	89,731
Total liabilities and shareholders’ equity	140,306	117,814

	Nine months ended September 30,		Three months ended September 30,
	2018	2017	2018	2017
	Thousands usd

Revenues	20,351	14,840	8,140	3,967

Cost of revenues	(13,258)	(9,933)	(4,343)	(3,073)

Research and development expenses	(21,079)	(18,004)	(7,360)	(6,143)

Sales and marketing expenses	(12,942)	(11,677)	(4,331)	(3,437)

General and administrative expenses	(6,266)	(3,674)	(2,541)	(803)

Financing income, net	1,601	76	439	70

Taxes on income	(112)	(280)	0	(85)

Loss for the period	(31,705)	(28,652)	(9,996)	(9,504)